Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, DC 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number 202-636-5915	E-mail Address Nathan.Briggs@stblaw.com

February 27, 2024

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey, Senior Counsel, Tony Burak, Staff Accountant

Re :	HPS Corporate Capital Solutions Fund - Form 10

File No. 000-56614

Dear Ms. Dubey and Mr. Burak:

On behalf of HPS Corporate Capital Solutions Fund (the “Fund”), which intends to file an election to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), we are providing the following responses to supplemental comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on January 18, 2024, January 25, 2024, and February 8, 2024 with respect to the Fund’s initial response letter sent to the Commission on January 16, 2024 (the “Prior Response Letter”) and the above-referenced registration statement of the Fund (the “Registration Statement”) filed with the Commission on November 24, 2023, as amended on January 16, 2024, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through the Commission’s electronic data gathering, analysis and retrieval system.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the amended Registration Statement, filed with the Commission on January 16, 2024.

1. With respect to comment 1 in the Prior Response Letter, please disclose the date that the BDC election will be made.

Response: The Fund confirms that it currently intends to elect to become a BDC on or before its Initial Closing, which is currently expected to occur on or around April 1, 2024, and will add corresponding disclosure to its private placement memorandum (the “Memorandum”).

Securities and Exchange Commission	February 27, 2024

2. With respect to comment 3(b) in the Prior Response Letter, please disclose the name of the non-traded BDC that is currently expected to acquire the Fund in the Merger.

Response: The name of the non-traded BDC that is currently expected to acquire the Fund in the Merger is “HPS Corporate Capital Solutions BDC.” The Fund confirms that it will include this disclosure in the Memorandum.

3. With respect to Rule 17a-8 under the 1940 Act, please note that on June 13, 2006 and December 15, 2006, in response to a decision by a federal appeals court, the Commission issued a request for additional comment and an additional request for comment, respectively, on amendments to rules under the 1940 Act that imposed two conditions on funds relying on, among other rules, Rule 17a-8. See Investment Company Governance, Investment Company Act Release No. 27395 (June 13, 2006) and Investment Company Governance, Investment Company Act Release No. 27600 (December 15, 2006). See also RIN 3235-AJ62 at https://www.reginfo.gov/public/do/eAgendaViewRule?pubId=200910&RIN=3235-AJ62. The Commission to date has not taken further action on such amendments.

Response: The Fund respectfully acknowledges this comment.

4. With respect to comment 3(d) in the Prior Response Letter, please confirm whether a Form N-14 will be filed to register Shares issued in the Merger (the “Merger Shares”). If not, please explain. See Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”).

Response: A Form N-14 is not currently expected to be filed in connection with the Merger because the acquiring fund intends to issue unregistered Shares to the shareholders of the Fund in accordance with Rule 506 under the Securities Act. Such Shares will therefore not be required to be registered and Rule 145 is inapplicable.

5. Please disclose that the schedule of warehouse investments beginning on Page 16 of the Registration Statement is unaudited.

Response: The Fund confirms that it will include this disclosure in the Memorandum.

6. With respect to comment 19 in the Prior Response Letter, please see the following comments:

a.

Please describe the types of services provided subsequent to the termination of the Managing Dealer Agreement. Will related shareholder servicing fees be paid on an ongoing basis or at the time of purchase?

Response: Shareholder servicing fees are expected to be paid to intermediaries, via the Managing Dealer, for ongoing shareholder services. As disclosed in the Registration Statement, eligibility to receive a shareholder servicing fee is conditioned on a broker providing ongoing services with respect to the Common Shares, including: assistance with recordkeeping; answering investor inquiries regarding the Fund, including regarding distribution payments and reinvestments;

Securities and Exchange Commission	February 27, 2024

helping shareholders understand their investments upon their request; and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing fee due to failure to provide these services, the Managing Dealer will waive the shareholder servicing fee that broker would have otherwise been eligible to receive. Such fees are paid on an ongoing basis and not at the time of purchase, and such services are typically provided so long as Shares serviced by an intermediary are outstanding; accordingly, the intermediaries continue to receive such fees even following the termination of the Managing Dealer Agreement or an intermediary agreement.

b.	Subsequent to the termination of the Managing Dealer Agreement, does the shareholder servicing and/or distribution fee rate change following its termination?

Response: The shareholder servicing and/or distribution fee rate is not expected to change in the event the Managing Dealer Agreement is terminated.

c.	Are there signed agreements between the Fund and intermediaries that provide ongoing shareholder services? If not, how can the Board provide oversight of such intermediary arrangements?

Response: The Fund is a party to its existing intermediary agreement, and the Board has approved a form of intermediary agreement that may be used by the Fund with future intermediaries and was filed with the Registration Statement. To the extent the Fund enters into an intermediary agreement that materially differs from the form approved by the Board, such agreements will be provided to, and ratified by, the Board. In addition, management provides periodic reporting regarding the Fund’s intermediary relationships and payments made to the Fund’s intermediaries.

7. With respect to comment 23 in the Prior Response Letter, please delete the following: “, subject to final determination of the relevant NAV per share.” Please replace the deleted language with the following: “within 5 business days of the last day that shareholders may tender their shares.”

Response: The Fund respectfully declines to make this change. Proceeds are paid promptly following the final determination of the NAV relating to the tender offer, which will generally be within 20 business days after the effective date of the share purchase (i.e., the date as of which the NAV is calculated). The Fund respectfully notes that payment prior to that time while also using a forward NAV is not practical for tender offer BDCs similar to the Fund.

8. With respect to comment 24 in the Prior Response Letter, please disclose the effective date of the share repurchase.

Response: Repurchases are typically expected to be effective the last calendar day of the applicable calendar quarter. The Fund will add clarifying disclosure to the Memorandum.

Securities and Exchange Commission	February 27, 2024

9. With respect to comment 25(b) in the Prior Response Letter, please explain how investors whose purchase orders are not executed until the next subscription period’s closing at the transaction price applicable to that period (rolled purchase orders) are notified of such fact.

Response: HPS’s investor servicing team notifies the intermediary or RIA (if applicable) or, in some cases, the direct investor promptly after it is determined that the purchase order will not be accepted and will be rolled to the next subscription period. However, this scenario generally does not occur with direct investors because HPS’s investor servicing team manages their subscription process directly and will instruct them not to send funds if their subscription order cannot be processed in the current period.

10. With respect to comment 25(c) in the Prior Response Letter, please explain where the Fund intends to hold the investor’s funds during the period beginning at the end of one month or quarter to the end of the next month or quarter for rolled purchase orders.

Response: Subscription amounts prior to acceptance (including during the period between when a subscription is originally submitted and the period it is ultimately accepted, which may be a month or more in the case of rolled purchase orders) sit in the Fund’s subscription processing account at UMB Bank, which is administered by the transfer agent, SS&C GIDS, for the benefit of the Fund. The assets are the investor’s, not the Fund’s, and the subscription may be withdrawn prior to acceptance and the proceeds returned to the investor.

11. With respect to comment 27(a) in the Prior Response Letter regarding “Risks Relating to an Investment in the Fund” under “Risk Factors” of the Registration Statement, please see the following comments:

a.

Please define subsidiary as a wholly-owned subsidiary only. Please disclose that the Fund does not intend to create any entity that primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund.

Response: The Fund respectfully declines to make this change. As disclosed, the Fund may enter into joint venture arrangements, which could be considered subsidiaries of the Fund. The Fund may also have other subsidiaries that are not wholly-owned from time to time for various investment or operational purposes.

b.	Please delete the following language: “including those relating to investment policies (Section 8)” as it does not apply to BDCs.

Response: The Fund will revise its disclosure accordingly.

12. With respect to comment 34 in the Prior Response Letter, please disclose the term of office of the Fund’s directors before the Shares are listed.

Response: The Fund confirms that it will include this disclosure in the Memorandum.

Securities and Exchange Commission	February 27, 2024

13. With respect to comment 11 in the Prior Response Letter, please provide an analysis of whether the Warehousing Transaction would constitute a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 of the 1940 Act in the two scenarios below.

a.	An HPS affiliate has agreed to purchase assets from Macquarie in the event the Fund does not satisfy the Warehouse Conditions.

Response: Rule 17d-l, in relevant part, provides that no affiliated person of a registered investment company, and no affiliated person of an affiliated person, may participate as a principal in any joint enterprise, joint arrangement, or profit-sharing plan, as defined in the rule, without first obtaining an order from the Commission. The Staff has previously stated that “Section 17(d) and Rule 17d-l, taken together, are designed to regulate, among other things, situations in which persons making the investment decisions for the investment company may have a conflict of interest and the danger exists that the investment company or its controlled company may be overreached by such persons.”1 The Staff has also stated that “[s]ome element of combination or profit motive generally must be present for Section 17(d) and Rule 17d-l to apply.”2

An affiliate Guarantor (as defined in the Prior Response Letter) would have a conflict of interest with the Fund or could overreach the Fund, and therefore implicate Rule 17d-1, if the arrangement allowed for the Guarantor to position itself so that it receives or has the ability to elect to receive Warehouse Investments in lieu of the Fund to the detriment of the Fund. This risk would be heightened if the affiliated Guarantor has a profit motive in connection with the arrangement.

In this case, the Warehousing Transaction presents no such conflict or such opportunity, and there is no profit motive for the HPS affiliate Guarantor (for purposes of this response, “HPS”). HPS is agreeing to purchase certain assets from the Financing Providers in the event the Fund does not satisfy one of the two objective and independent Warehousing Conditions, neither of which HPS controls.3 In such case, HPS has an obligation, not an option, to purchase such Warehouse Investments. As previously noted, the specific Guarantor for a particular Warehouse Investment will be determined on an asset-by-asset basis at the time the Purchase Agreement for such asset is entered into, and it is expected that HPS will only guarantee those Purchase Agreements that are in a form not previously approved by the other Guarantors or if the other Guarantors are not then available to guarantee such Purchase Agreements (e.g., if capacity for the other Guarantor is then fully utilized). It is expected that HPS will guarantee substantially fewer Purchase Agreements

[1]	Massachusetts Mutual Life Insurance Company, June 7, 2000, publicly available at https://www.sec.gov/divisions/investment/noaction/2000/massmutuallife060700.pdf .
[2]	Id.
[3]

The Warehouse Conditions are: (a) that the Fund has received subscriptions of at least $200 million; and (b) that the Board has approved the purchase of the specific Warehouse Investments (collectively, the “Warehouse Conditions”).

Securities and Exchange Commission	February 27, 2024

(based on total commitment amount) than the other Guarantors individually or in the aggregate, though the exact proportions could vary from time to time depending on the nature of the specific Warehouse Investments and Purchase Agreements. If the Warehouse Conditions are not met, the Warehouse Investments will be purchased from the Financing Provider by the Guarantor who agreed to back-stop the related Purchase Agreement at the time the Purchase Agreement was entered into (e.g., there will be no opportunity for cherry picking at the time the guarantee is effected). Accordingly, not only does HPS not have the ability to cause the Fund not to acquire the Warehouse Investments in light of the objective and independent nature of the Warehouse Conditions, HPS would only acquire Warehouse Investments that were not subject to a guarantee by the other Guarantors in the event one of the Warehouse Conditions is not met.

In addition, given that the Fund will not pay a Backstop Fee with respect to any HPS guarantee, and the only way HPS could acquire any assets under the Warehouse Transaction is for the Fund to not successfully raise initial subscriptions and/or the Fund’s Board of Trustees to determine that an asset that happens to be guaranteed by HPS is not appropriate for the Fund, HPS does not have a profit motive in providing a guarantee other than in ensuring the successful launch of the Fund and acquisition by the Fund of all of the Warehouse Investments. In other words, the HPS guarantee will either be a gift to the Fund (access to assets without financing costs) or not a Fund transaction at all.

Based on the facts and parameters described above, there is no realistic opportunity or basis for HPS to take advantage of the Fund or choose to acquire the Warehouse Investments to the detriment of the Fund, nor does HPS have a profit interest in providing a guarantee other than the successful launch of the Fund, and therefore the Fund respectfully submits Rule 17d-1 concerns are not implicated in this case. The Fund further notes that the terms of the HPS guarantee are significantly more advantageous to the Fund than third-party guarantees given that HPS will not receive a Financing Fee.

b.	The Fund anticipates requesting the financing providers’ purchase additional Warehouse Investments after electing BDC status.

Response: The Financing Providers are not affiliates of the Fund and the form of any financing of additional Warehouse Investments is expected to be forward purchase agreements with unaffiliated third-parties, which does not raise any Section 17/57 concerns absent unusual circumstances. With respect to any backstop arrangements, as discussed above, HPS would only guarantee those forward purchase agreements that do not fall within the parameters approved by the other Guarantors and therefore the opportunity or incentive for overreach would not be present.

14. The Staff notes that the Registration Statement and Prior Response Letter describe certain fees and expenses that the Fund has agreed to pay to the financing providers in consideration for the forward arrangement provided by the Financing Providers. With respect to comment 11(c) in the Prior Response Letter, please describe whether HPS’s affiliate in its capacity as one of the Guarantors, would reimburse those fees and expenses in the event that the Fund does not meet the warehouse conditions and the affiliate, rather than the Fund, takes ownership of the relevant Portfolio Investments.

Securities and Exchange Commission	February 27, 2024

Response: The Financing Fee is paid together with the purchase price upon purchase of the Warehouse Investment from the Financing Provider. In the event the Fund does not meet the Warehouse Conditions and a Guarantor is obligated to purchase the Warehouse Investment, the Guarantor would pay the full amount of the Financing Fee together with the purchase price. In such case, the Fund would not bear any part of the purchase price or the Financing Fee, relating to the Warehouse Investment.

15. Please add the following disclosure to the Registration Statement: “We may not rely on the exemptive order from the SEC that permits us to co-invest with certain affiliates of the adviser and certain funds managed and controlled by the adviser and its affiliates with respect to the acquisition of the Warehouse Investments from the Financing Providers under the Facility Agreements.”

Response: The requested disclosure will be added to the Memorandum.

16. Please remove Section 8.4 of the Declaration of Trust addressing side letters. If the Fund decides not to remove such Section, please explain how side letters comply with Section 57(a) and (d) of the 1940 Act.

Response: The Fund respectfully declines to remove the provision. Side letters would only implicate Section 57 of the 1940 Act if they are with or benefit an affiliate of the Fund (as such term is contemplated under Section 57). Side letters are generally expected to be between the Fund and a shareholder of the Fund, and potentially the adviser to the extent the adviser has obligations under the side letter. The Fund will not enter into any side letters that would be in violation of Section 57(a) or (d) of the 1940 Act by virtue of being a prohibited principal or joint transaction with an affiliate, including, without limitation, by providing Fund affiliates any economic benefit other than as would otherwise be permitted under Sections 17 and 57 of the 1940 Act and the rules thereunder.

GENERAL COMMENTS

17. Please be mindful of any disclosure requirements in connection with the anticipated Merger. See Basic v. Levinson 485 US 224 for the probability magnitude test and Rule 10b-5.

Response: The Fund has considered this comment and confirms that its disclosure in its offering documents is consistent with applicable law, including Basic v. Levinson.

* * *

Securities and Exchange Commission	February 27, 2024

Please call me (202-636-5915) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Nathan Briggs

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP

Philip Lee, HPS Investment Partners, LLC

Tyler Thorn, HPS Investment Partners, LLC

Michael Spratt, Securities and Exchange Commission